Exhibit 21.1
NantHealth, Inc.
Subsidiaries

Name of Subsidiary	Jurisdiction of Organization
NaviNet, Inc.	Delaware
NaviNet Limited	United Kingdom
Assisteo Holding, Inc.	Delaware
AZ Home Health, LLC	Delaware
NantHealth Labs, Inc.	Delaware
NantHealth Singapore Pte Ltd	Singapore
New Nant Health Canada, Inc.	Canada

Note: Subsidiary companies excluded from the above listing, if considered in the aggregate, would not constitute a significant subsidiary.